UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2024

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

Re: Thoughtful Media Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 1, 2024
File No. 333-281589

Dear Kriangkrai Chaimongkol:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 1, 2024

General

1. We continue to consider your response to prior comment 3, however, it appears that the investors in the private placement were not irrevocably bound to purchase such securities at the time you initially filed this registration statement on August 15, 2024. In this regard, you amended the securities purchase agreement with Creative Vision Digital Limited on September 20, 2024 to increase the subscription amount of securities to be purchased. Additionally, the securities purchase agreements with Grit Multi-Strategies Investment Company Limited and G Bridge Global Investment Limited were not entered into until September 20, 2024 and October 15, 2024,

respectively. Revise to remove such shares from this registration statement or tell us how you believe that each investor was irrevocably bound as of the date you filed this registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.06 located at our web-site.

Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ted Paraskevas, Esq.